UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Report of Foreign Private Issuer on Form 6-K of Macrocure Ltd. (“Macrocure”)  furnished on February 17, 2015 (the “Original Report”) is being furnished for the sole purpose of furnishing an amended version of the Notice and Proxy Statement (the “Proxy Statement”) being mailed to the shareholders of Macrocure in connection with its special general meeting of shareholders (the “Meeting”) that will be held at Macrocure’s offices, located at 25 Hasivim Street, Petach Tikva 4959383, Israel, on Wednesday, March 11, 2015 at 3:00 p.m., Israel time.

The original version of the Proxy Statement, which was dated February 17, 2015 and attached to the Original Report as Exhibit 99.1, has been amended to reflect revisions to the content of Proposal 1 included therein, and the amended version of the Proxy Statement, which is attached to this Amendment as Exhibit 99.1 and is dated February 19, 2015, will be mailed to shareholders, together with the proxy card annexed hereto as Exhibit 99.2, in connection with the Meeting. Other than the foregoing, there are no further revisions to the Original Report reflected in this Amendment.

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by Macrocure in connection with the Meeting:

1.	Exhibit 99.1: Notice and Proxy Statement, each dated February 19, 2015, being mailed to the shareholders of Macrocure in connection with the Meeting.

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Macrocure for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: February 19, 2015	By:	/s/ Shai Lankry
Name: Shai Lankry
Title: VP Finance

Exhibit Index

Exhibit No.	Exhibit Description

99.1
Notice and Proxy Statement, each dated February 19, 2015, being mailed to the shareholders of Macrocure in connection with Macrocure’s special general meeting of shareholders that will be held on Wednesday, March 11, 2015 at 3:00 p.m., Israel time.

99.2	Proxy Card being mailed to the shareholders of Macrocure for use in connection with Macrocure’s special general meeting of shareholders that will be held on Wednesday, March 11, 2015.